

11021268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 03 2011

Washington DC
110

SEC FILE NUMBER
8- 42833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010___ AND ENDING___December 31, 2010___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15 Waterview Drive

                                       (No. and Street)

Centerport   New York   11721

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George C. Reichle   (631) 757-3200

                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Caminiti & Cogliati, CPAs, LLP

            (Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, Hauppauge   New York   11788

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____George C. Reichle_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____A.P. Securities, Inc._____, as
of _____December 31_____, 20 _10___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____Signature_____

_____Pres_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditors' report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Stockholder of
A.P. Securities, Inc.

We have audited the accompanying statements of financial condition of A.P. Securities, Inc. as of December 31, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.P. Securities, Inc., as of December 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
February 17, 2011

5

A.P. SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 15,875	$ 5,603
Accounts receivable (Note 2)	7,457	13,064
Prepaid expenses	1,661	1,728
Total current assets	24,993	20,395
Other assets:		
Investments (Note 3)	11,865	9,910
Total assets	$ 36,858	$ 30,305
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 12,093	$ 12,098
Payroll taxes payable	860	860
Franchise tax payable	50	50
Total liabilities	13,003	13,008
Stockholder's equity:		
Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding	35,000	35,000
Additional paid-in capital	19,500	15,500
Accumulated deficit	(36,610)	(37,213)
Accumulated other comprehensive income	5,965	4,010
Total stockholder's equity	23,855	17,297
Total liabilities and stockholder's equity	$ 36,858	$ 30,305

See accompanying independent auditors' report
and notes to financial statements.

1. **Summary of significant accounting policies**

Nature of business
A.P. Securities, Inc. is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

FASB Accounting Standards Codification
FASB launched FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards documents are superseded as described in FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. All other accounting literature not included in the Codification is nonauthoritative.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents
For purposes of the statements of financial condition and statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Concentration of credit risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which have not exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. Summary of significant accounting policies (continued)

Fair value of financial instruments

The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 4).

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Income taxes

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2010) have been evaluated through February 17, 2011, which is the date the financial statements were available to be issued.

2. **Accounts receivable**

   Accounts receivable of $7,457 for 2010 and $13,064 for 2009, were all current and are comprised of commissions due on the sale of mutual funds and fee income.

   The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. **Investments**

   During the calendar year 2000, the Company acquired, for $5,900, 500 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq"). Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet, accumulated other comprehensive income. Realized gains and losses on the sale of marketable securities are based on original cost, and are included in earnings

   The following is the market value, original cost, and unrealized gain on marketable securities available for sale as of December 31, 2010:

Market value	$ 11,865
Cost	(5,900)
Unrealized gain	$ 5,965

4. **Fair value measurements**

   In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

   - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
   - Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
   - Level 3 inputs are unobservable inputs for the asset or liability.

A.P. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

4. Fair value measurements (continued)

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equities – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value on as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Equities	$ 11,865	$ --	$ --	$ 11,865

The following table sets forth by level, within the fair value hierarchy, the assets at fair value on as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Equities	$ 9,910	$ --	$ --	$ 9,910

5. Pension plan

The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. Pension expense for the years ended December 31, 2010 and 2009, was $4,000 and $0, respectively.

See accompanying independent auditors' report
and notes to financial statements.

10

6. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2010 and 2009, the Company had net capital of $18,550 and $12,747, respectively, which was $13,550 and $7,747 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.70097 to 1 and 1.02048 to 1 as of December 31, 2010 and 2009, respectively.

A.P. SECURITIES, INC.

Statements of Financial Condition

For the Years Ended December 31, 2010 and 2009

Caminiti & Cogliati, CPAs, LLP

A.P. SECURITIES, INC.

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